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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            METROCALL HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   59164X 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 15, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 pages)

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

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  59164X 10 5                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------
---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   WebLink Wireless, Inc.
                       I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [x]
                                                                                                                         (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      OO (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Delaware

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 625,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            625,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   625,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.94%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------




                                       2

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  59164X 10 5                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   WebLink Wireless I, L.P.
                       I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (a) [x]
                                                                                                                        (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      OO (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       Texas

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 625,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            625,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   625,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.94%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   PN

---------------------- ----------------------------------------------------------- ------------------------------------------------





                                       3

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No.  59164X 10 5                                                                  13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [x]
                                                                                                                       (b) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      OO (see Item 3)

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   -0-
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 625,000 (see Item 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              -0-
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            625,000 (see Item 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   625,000 (see Item 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  10.94%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


           This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 26, 2003 by and on behalf of WebLink Wireless, Inc. ("WebLink Inc."), WebLink Wireless I, L.P. ("WebLink LP") and Leucadia National Corporation ("Leucadia" and, collectively with WebLink Inc. and WebLink LP, the "Beneficial Owners"). Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.    Identity and Background.
           -----------------------

           Item 2 is supplemented as follows:

           The principal office of each of WebLink Inc. and WebLink LP is located at 1845 Woodall Rodgers Freeway, Suite 1740, Dallas, Texas 75201.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Item 3 is supplemented as follows:

           The License-Related Asset Purchase Closing (as such term is defined in the Asset Purchase Agreement) occurred on June 15, 2004. As a result, the Warrant with respect to 100,000 shares of Metrocall Common Stock that was not previously exercisable became exercisable.

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is supplemented by incorporating herein by reference Item 6.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Item 5 is amended and restated as follows:

           (a)-(b) As of June 15, 2004, the Beneficial Owners beneficially owned the following shares of Metrocall Common Stock:

                    (i) WebLink LP is the direct beneficial owner of 625,000 shares of Metrocall Common Stock (including 125,000 shares of Metrocall Common Stock issuable upon the exercise of the immediately exercisable Warrants to purchase shares of Metrocall Common Stock) (the "Shares"). The Shares represent approximately 10.94% of the sum of 5,589,285 shares of Metrocall Common Stock outstanding as of June 1, 2004 (as reported in Metrocall's Form 10-Q/A for the quarter ended March 31, 2004 filed on June 11, 2004) and 125,000 additional shares of Metrocall Common Stock issuable upon exercise of the Warrants, which Shares are deemed to be outstanding with respect to WebLink LP. WebLink LP has shared voting and dispositive power with respect to the Shares.

                    (ii) By virtue of being the general partner of WebLink LP, for purposes of this Amendment No. 1, WebLink Inc. may be deemed to share voting and dispositive power with respect to the Shares and therefore may be deemed to be a beneficial owner of all of the Shares.

                    (iii) By virtue of its ownership of approximately 80.2% of the outstanding shares of WebLink Inc., for purposes of this Amendment No. 1, Leucadia may be deemed to share voting and dispositive power with respect to the Shares and therefore may be deemed to be a beneficial owner of all of the Shares.

                    (iv) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Amendment No. 1, Ian M. Cumming and Joseph S. Steinberg may be deemed to share voting and dispositive power with respect to the Shares, and therefore each of them may be deemed to be a beneficial owner of all of the Shares.

                    (v) Except as set forth in Paragraph (i) through (iv) of this Item 5(a)-(b), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 of the Schedule 13D beneficially owns any shares of Metrocall Common Stock.

           (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 of the Schedule 13D has effected any transactions in Metrocall Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           -------------------------------------------------------------

           Item 6 is supplemented as follows:

           On December 18, 2003, Metrocall filed a registration statement on Form S-3 pursuant to the Registration Rights Agreement, registering the resale by WebLink LP of the Shares in accordance with the terms of the Registration Rights Agreement. The registration statement, which has been amended by a Pre-Effective Amendment No. 1, filed on May 17, 2004, has not been declared effective by the Securities and Exchange Commission.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Dated:  June 15, 2004




                          WEBLINK WIRELESS I, L.P.

                          By: WEBLINK WIRELESS, INC., its general partner

                          By: /s/ David Larsen
                              -------------------------------------------------
                              Name: David Larsen
                              Title: President and Chief Executive Officer



                          WEBLINK WIRELESS, INC.

                          By: /s/ David Larsen
                              -------------------------------------------------
                              Name: David Larsen
                              Title: President and Chief Executive Officer



                          LEUCADIA NATIONAL CORPORATION

                          By: /s/ Joseph A. Orlando
                              -------------------------------------------------
                              Name: Joseph A. Orlando
                              Title: Vice President and Chief Financial Officer